Exhibit (d)(2)

August 17, 2021

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

Attention:     Sunil A. Patel

                     Senior Vice President and Head of Business & Licensing Development

Ladies and Gentlemen:

In connection with your interest in a possible negotiated business combination (the “Possible Transaction”) with Acceleron Pharma Inc. a Delaware corporation (the “Company”), you have requested that the Company or the Company Representatives (as defined below) furnish you or your Representatives (as defined below) with certain information relating to the Company, its subsidiaries, divisions, affiliates or the Possible Transaction. You and the Company previously entered into a letter agreement dated as of July 28, 2021 with obligations of confidentiality (the “Prior CDA”). This letter agreement shall amend and restate the Prior CDA in its entirety.

The term “Information” means information (whether written or oral) furnished (whether on or after July 28, 2020) by the Company or its directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys, accountants and consultants) or agents (collectively, the “Company Representatives”) to you (to include, as applicable when used in this letter agreement, your and your subsidiaries’ directors, officers and employees) or your financial advisors, debt financing sources, attorneys, accountants, consultants or agents (collectively, “your Representatives”) and all analyses, compilations, forecasts, financial projections, studies or other information prepared by you or your Representatives to the extent that they contain, are based on or otherwise reflect any such information or your interest in the Possible Transaction.

The Information may be contained in any written, oral or electronic form or media and includes, without limitation, any writing, letter, presentation, memorandum (internal or otherwise), facsimile, tape, disk drive, diskette, CD-ROM, e-mail transmission or other recording or memorialization, chart, graph, blueprint, floor plan, picture, financial statement or other data compilation.

The term “Information” does not include information which (i) is or becomes publicly available other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (ii) is or becomes available to you on a nonconfidential basis from a source (other than the Company or a Company Representative) who is not known to you or your Representatives to be prohibited from disclosing such information to you by a legal, contractual

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August 17, 2021

or fiduciary obligation, (iii) was available to you or within your possession prior to when it was furnished to you by or on behalf of the Company pursuant to this letter agreement (as evidenced by your internal records), provided that the source of such information to you was not known to you or your Representatives to be prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation or (iv) was independently discovered, invented or developed by you (or on your behalf) without the use of the Information (as evidenced by your internal records). Notwithstanding anything to the contrary contained herein, “your Representatives” will not include any person who is a customer or supplier of the Company or who serves as a director or officer of either of the foregoing. The term “person” means any corporation, company, group, partnership, governmental entity or other entity or individual.

Accordingly, the parties to this letter agreement agree that:

1.

You and your Representatives (i) will keep the Information confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without the prior written consent of the Company, disclose any Information in any manner whatsoever, in whole or in part, (ii) will not use any Information other than in connection with the Possible Transaction; provided, however, that you may disclose the Information or portions thereof to your Representatives (a) who need to know the Information for the purpose of evaluating, pursuing or consummating the Possible Transaction, (b) who are informed by you of the confidential nature of the Information, and (c) who have been directed to observe the terms of this letter agreement. You will be liable for any actions by your Representatives (including, without limitation, any Representatives who subsequent to the date of this letter agreement become your former Representatives) which constitute a breach of this letter agreement, and you agree, at your sole expense, to take all reasonable measures to restrain your Representatives from prohibited or unauthorized disclosure or use of the Information in breach of the terms hereof. You further agree to notify immediately the Company if you have knowledge of a breach of any provision of this letter agreement by you or any of your Representatives, and agree that you and your Representatives will reasonably cooperate with the Company to regain possession of the Information and prevent its further unauthorized use or disclosure.

Without limiting the generality of the other provisions of this letter agreement, prior to the consummation of the Possible Transaction, you agree that neither you nor any of your Representatives (acting on your behalf) will, without the prior written consent of the Company, consult or share Information with, or enter into any agreement, arrangement or understanding with, any potential counter-party to a possible strategic transaction with the Company or any other person that is considering, or that you have reason to believe is considering or would consider, participating in an acquisition of the Company (including, without limitation, any such transaction or series of transactions in the form of a merger, consolidation, asset purchase or sale, other business combination, restructuring or

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August 17, 2021

recapitalization), in each case, in connection with a transaction involving the Company. You further agree that neither you nor any of your Representatives (acting on your behalf) will, without the prior written consent of the Company, enter into any exclusivity, lock-up or other agreement, arrangement or understanding that would reasonably be expected to restrict or otherwise impair the ability of a financing source to provide financing to any other party with respect to an acquisition of the Company.

2.

You will not, and will cause your Representatives to not (in any case except as required by applicable law, regulation or legal process and only after compliance with paragraph 3 below), without the prior written consent of the Company, disclose to any person (other than you or your Representatives) the fact that the Information has been made available to you or your Representatives, that you are considering the Possible Transaction or that you have engaged in discussions or negotiations concerning the Possible Transaction. The Company will not, and will cause its Representatives to not, (in any case except as required by applicable law, regulation or legal process and only after compliance with paragraph 3 below (modified as appropriate if the disclosing party would be the Company or any of its Representatives)), without your prior written consent, make public disclosure identifying Merck & Co., Inc. as a party considering a Possible Transaction.

3.

In the event that you or any of your Representatives are requested pursuant to, or required by, applicable law, regulation or legal process to disclose any of the Information, you will (to the extent permitted by law) notify the Company promptly so that the Company may seek an appropriate protective order or other appropriate remedy or, in the Company’s sole discretion, waive compliance with the terms of this letter agreement (and, if the Company seeks such an order, you will provide such cooperation as the Company reasonably requests). In the event that no such protective order or other remedy is obtained or that the Company waives compliance with the terms of this letter agreement and you or any of your Representatives are legally compelled to disclose portions of the Information, you or your Representatives, as the case may be, will furnish only that portion of the Information which you are advised in writing by your outside counsel is legally required and (to the extent permitted by law) will give the Company written notice of the Information to be disclosed as far in advance as practicable and exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Information.

4.

If you determine not to proceed with the Possible Transaction, you will inform promptly the Company of that decision. In that case or at any other time upon the request of the Company or any of the Company Representatives, you (i) promptly, as determined by you, either will destroy or deliver to the Company all tangible Information, and (ii) will not retain any copies, extracts or other reproductions in whole or in part of such tangible material (other than any Information contained on back-up media retained in the ordinary course of business, which you will not reference after such time other than for purpose of

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establishing compliance with the terms of this letter agreement). Upon request, you will confirm for the Company in writing that all such material has been so delivered or destroyed. Notwithstanding the foregoing, (y) you and each of your Representatives may retain one copy of the Information to the extent required to comply with legal or regulatory obligations or your or your Representatives’ respective established document retention policies or to establish compliance with the terms of this letter agreement and (z) neither you nor any of your Representatives will be required to return or destroy any electronic copy of Information created pursuant to your or such Representative’s standard electronic backup and archival procedures; provided, in each case, that notwithstanding any earlier termination of this letter agreement, you and each such Representative will continue to maintain the confidentiality of such Information, and you and your Representatives will not disclose or use such Information (other than to the extent explicitly permitted under this letter agreement) during the term of this letter agreement. Notwithstanding the delivery or destruction of the materials required by this paragraph, unless otherwise provided for in this letter agreement, all duties and obligations of confidentiality and non-use of Information existing under this letter agreement (including with respect to any oral Information) will remain in full force and effect.

5.

You acknowledge that neither the Company nor any of the Company Representatives, nor any of the Company’s or the Company Representatives’ respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 (the “Exchange Act”), make any representation or warranty, express or implied, as to the accuracy or completeness of the Information, and you agree that no such person will have any liability relating to the Information or for any errors therein or omissions therefrom. You further agree that you are not entitled to rely on the accuracy or completeness of the Information and that you will be entitled to rely solely on such representations and warranties as may be included in any definitive agreement with respect to the Possible Transaction, when, as and if executed, and subject to such limitations and restrictions as may be contained in such definitive agreement. For purposes of this letter agreement, a “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid.

6.

For a period of twelve (12) months from the date of this letter agreement, you will not, and you will cause your controlled affiliates to not, without the prior written consent of the Company, directly or indirectly, solicit for employment or hire any employee of the Company or any of its subsidiaries (a) who is an executive officer of the Company or (b) with whom you first have substantive contact in connection with the Possible Transaction, provided that, you will not be prohibited from making any general solicitation for employees not specifically directed at such persons; and provided further that the foregoing restrictions shall not apply to (x) any such person who has been terminated by the Company or its affiliates prior to commencement of employment

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discussions between you or your affiliates and such persons or (y) any response to, or hiring of, any such person who contacts you or your affiliates at his or her own initiative without any prior encouragement or solicitation (other than as permitted by the general solicitation referenced above).

7.

You represent that neither you nor any of your controlled affiliates, directly or indirectly, own, beneficially or of record, any shares of the Company’s common stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s common stock (other than holdings by individuals in personal investment accounts).

You agree that, for a period of twelve (12) months following the date of this letter agreement (the “Standstill Period”), you will not, and you will cause your controlled affiliates to not, directly or indirectly, without the prior written consent of the Board of Directors of the Company:

(i)

acquire, agree to acquire, propose, or offer to acquire, or knowingly facilitate the acquisition or ownership of, any securities of the Company or any of its subsidiaries or greater than 20% of the consolidated assets of the Company, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities or assets or any synthetic or derivative instrument related thereto;

(ii)

make, or in any way participate or engage in, any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission under Section 14 of the Exchange Act), or seek to advise or influence any person with respect to the voting of, any voting securities of the Company;

(iii)	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company;

(iv)	propose, publicly or to any Company stockholder, any business combination, restructuring, recapitalization or similar transaction involving the Company or any of its subsidiaries;

(v)	seek, alone or in concert with others, to control or change the Board of Directors of the Company;

(vi)	nominate any person as a director of the Company or propose any matter to be voted upon by the stockholders of the Company;

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(vii)	otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company;

(viii)	disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing; or

(ix)

knowingly advise, assist or encourage, or enter into any discussions, negotiations, agreements or arrangements with, any other persons, other than your Representatives, in connection with the foregoing.

You further agree that, during the Standstill Period, you will not and you will cause your Representatives to not, directly or indirectly, without the prior written consent of the Company, (x) make any request, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence) other than by means of a confidential communication to the Company’s Chief Executive Officer or Chairman of the Company’s Board of Directors or the Company’s external financial advisors or (y) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph. Notwithstanding the foregoing, you may publicly propose or seek to enter into a transaction with the Company upon (A) the Company publicly announcing the execution of a definitive agreement contemplating a transaction pursuant to which (i) the Company’s stockholders immediately prior to the transaction will own less than 50% of the voting securities of the surviving parent entity immediately following the transaction or (ii) all or substantially all of the Company’s assets will be transferred to a third person or persons or (B) eleven (11) business days following commencement by any person or persons acting in concert of a cash tender offer or exchange offer seeking to acquire beneficial ownership of more than 50% of the Company’s outstanding voting securities, unless within such period the Company’s Board of Directors publicly recommends that the Company’s stockholders reject such offer. The foregoing restrictions in this paragraph 7 shall not prevent (A) you or your Representatives from submitting a proposal to the Company’s Chief Executive Officer or Chairman of the Company’s Board of Directors or the Company’s external financial advisors on a non-public basis that would not reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph, (B) you or your controlled affiliates from, in the ordinary course of business, making any proposal or offer or entering into any commercial transaction with respect to, or otherwise consummating, any commercial transaction with, the Company or any of its subsidiaries or (C) any acquisition by you or your controlled affiliates of a company or business unit thereof that “beneficially owns” (as such term is used in Rule 13d-3 of the Exchange Act) any securities of the Company or any of its subsidiaries so long as the purchase of such securities was not made on behalf of you or your controlled affiliates. In the event that

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the limitations in this paragraph 7 expire or terminate, no other restrictions in this letter agreement will be interpreted to prevent you (a) from using the Information to formulate a proposal for a business combination transaction with the Company or (b) from publicly disclosing the history of negotiations between the parties to the extent necessary to comply with federal securities law disclosure obligations.

You hereby acknowledge that you are aware, and that you will advise your Representatives who receive any Information, that the United States securities laws prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer (or options, warrants or rights relating to such securities) or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

8.

You acknowledge and agree that (a) the Company and the Company Representatives are free to conduct the process relating to the Possible Transaction as the Company, in its sole discretion, determines (including, without limitation, conduct of any due diligence process, negotiating with any prospective counter-party to a transaction and entering into a preliminary or definitive agreement to effect a transaction without prior notice to you or any other person), (b) the Company reserves the right, in its sole discretion, to change the procedures relating to the Company’s consideration of a transaction at any time, without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with respect to the Possible Transaction and to terminate discussions and negotiations with you at any time and for any reason and (c) except as expressly agreed herein, unless and until a written definitive agreement concerning the Possible Transaction has been executed, none of the Company, you or any of the Company’s or your respective Representatives (nor any of the Company’s, your or the Company’s or your respective Representatives’ respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Exchange Act) will have any liability to you or any of your Representatives or the Company or any of its Representatives, as applicable, with respect to the Possible Transaction or any obligation of any kind whatsoever with respect to the Possible Transaction, whether by virtue of this letter agreement, any other written or oral expression with respect to the Possible Transaction or otherwise.

You will submit or direct all (i) communications regarding the Possible Transaction, (ii) requests for additional information, facility tours or management meetings, and (iii) discussions or questions regarding procedures with respect to the Possible Transaction (other than requests, discussions, questions or other communications between your and the Company’s legal counsel) to individuals identified by the Company’s Chief Executive Officer or the Company’s Chief Financial Officer to you as working on the Company’s behalf in connection with the Possible Transaction, and not to any other individuals at the Company.

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9.

You acknowledge that remedies at law may be inadequate to protect a party against any actual or threatened breach of this letter agreement by the other party or by such party’s Representatives, as applicable, and, without prejudice to any other rights and remedies otherwise available to the non-breaching party, each party agrees the non-breaching party shall be entitled to obtain specific performance and injunctive or other equitable relief in the non-breaching party’s favor without proof of actual damages, and the breaching party further agrees to waive, and to use all reasonable efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy.

10.

No failure or delay by a party or any of the Company Representatives or your Representatives, as applicable, in exercising any right under this letter agreement will operate as a waiver of such right, nor will any single or partial exercise of a right preclude any other or further exercise of such right or the exercise of any other right hereunder. The confidentiality, non-use and other protective provisions set forth in this letter agreement are intended to be in addition to, and expressly do not supplant or supersede, any state, federal, contractual or other statutory or common laws that afford protection to trade secrets and/or other intellectual property. This letter agreement will not be construed as an election of any remedies by a party, and each party retains all rights available to it, whether pursuant to this letter agreement, pursuant to such statutory or common laws or otherwise.

11.

You understand that Ropes & Gray LLP (“Ropes & Gray”) is representing the Company in connection with the Possible Transaction (the “Matter”). Because Ropes & Gray may have advised, may continue to advise or may in the future advise you or your affiliates on certain matters, Ropes & Gray’s representation of the Company with respect to the Matter could give rise to a conflict of interest or the appearance of such a conflict. You specifically waive any claim that Ropes & Gray’s representation of the Company in the Matter represents a conflict of interest and consent to Ropes & Gray’s representation of the Company in the Matter; this waiver and consent extends to any dispute or litigation that may arise in connection with the Matter, which will be deemed to be part of the Matter. This consent does not permit Ropes & Gray to divulge to the Company any of your confidential information (to the extent attorneys at Ropes & Gray have any such information), other than information you have provided or provide to or for the Company in connection with the Matter.

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12.

This letter agreement will expire five (5) years from the date hereof. Notwithstanding the foregoing, (a) solely with respect to information that constitutes the confidential information of Celgene Corporation pursuant to that certain Amended and Restated Collaboration, License and Option Agreement, by and between Acceleron Pharma Inc. and Celgene Corporation, dated as of September 18, 2017 (the “Sotatercept Agreement”) or that certain Collaboration, License and Option Agreement, by and between Acceleron Pharma Inc. and Celgene Corporation, dated as of August 2, 2011 (the “Luspatercept Agreement”), the confidentiality obligations imposed by this letter agreement shall continue until the expiration of the Company’s confidentiality obligations with respect to such information under the Sotatercept Agreement or the Luspatercept Agreement, as applicable, and (b) the obligations as they relate to any trade secret identified as such in writing prior to disclosure will remain in effect for so long as the status of the trade secret remains.

13.

This letter agreement is governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of laws principles to the extent that such principles would direct a matter to another jurisdiction. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this letter agreement exclusively in the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware and irrevocably submits to the exclusive jurisdiction of such courts.

14.

This letter agreement is binding upon and inures to the benefit of the parties to this letter agreement and to their respective successors and assigns, provided, however, that the obligations and restrictions under this letter agreement may not be assigned or delegated without the prior written consent of the other party hereto, except that the Company’s rights and obligations under this letter agreement may be assigned and delegated by the Company in connection with a sale of the Company to a person that becomes the Company’s (or its successor’s) parent and that, despite any such assignment and delegation, both the Company and its assignee will continue to have all rights under this letter agreement with respect to the Information and all obligations of the Company hereunder.

15.

This letter agreement contains the entire agreement between you and the Company concerning the subject matter of this letter agreement, and no provision of this letter agreement may be waived, amended or modified, in whole or in part, nor any consent given, unless approved in writing by a duly authorized representative of the Company, which writing specifically refers to this letter agreement and the provision so amended or modified or for which such waiver or consent is given. In the event that any provision of this letter agreement is deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement will not in any way be affected or impaired thereby.

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Please confirm your agreement with the foregoing by signing below.

Very truly yours,

ACCELERON PHARMA INC.

By:	/s/ Habib Dable
Name: Habib Dable
Title: CEO

Accepted and agreed to as of the date first written above:

MERCK & CO., INC.

By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: SVP, Corporate Development, BD&L